FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Waddell, Frederick H.	2. Date of Event Requiring Statement Month/Day/Year 03/14/03	4. Issuer Name and Ticker or Trading Symbol Northern Trust Corporation NTRS
(Last) (First) (Middle) Northern Trust Corporation 50 S La Salle St	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) EVP & President C&IS	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Chicago, IL 60675			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock(1)	35000	D
Common Stock	120	D
Common Stock	77664	I	By Trust
Common Stock	744	D
Common Stock	7678	I	By Trust-Spouse
Common Stock	270	I	Cust for son UTMA
Common Stock	270	I	Cust for son UTMA
Common Stock	14788(2)	I	401(k)
Common Stock	11299(3)	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Option (right to buy)(4)	09/21/94	09/21/03	Common Stock	7940	$9.9375	D
Common Stock Option (right to buy)(4)	09/20/96	09/20/04	Common Stock	15000	$9.4219	D
Common Stock Option (right to buy)(4)	09/19/97	09/19/05	Common Stock	22000	$11.75	D
Common Stock Option (right to buy)(4)	09/17/98	09/17/06	Common Stock	24000	$16.75	D
Common Stock Option (right to buy)(4)	09/16/99	09/16/07	Common Stock	24000	$28.3125	D
Common Stock Option (right to buy)(4)	09/15/00	09/15/08	Common Stock	24000	$34.5938	D
Common Stock Option (right to buy)(4)	05/13/01	05/13/09	Common Stock	40000	$45.1563	D
Common Stock Option (right to buy)(4)	05/15/01	05/15/10	Common Stock	11667	$70.2813	D
Common Stock Option (right to buy)(4)	05/15/02	05/15/10	Common Stock	11666	$70.2813	D
Common Stock Option (right to buy)(4)	05/15/03	05/15/10	Common Stock	11667	$70.2813	D
Common Stock Option (right to buy)(4)	05/21/02	05/21/11	Common Stock	8334	$68.105	D
Common Stock Option (right to buy)(4)	05/21/03	05/21/11	Common Stock	8333	$68.105	D
Common Stock Option (right to buy)(4)	05/21/04	05/21/11	Common Stock	8333	$68.105	D
Common Stock Option (right to buy)(4)	08/19/02	02/19/12	Common Stock	2461	$53.655	D
Common Stock Option (right to buy)(4)	05/20/03	05/20/12	Common Stock	8334	$52.30	D
Common Stock Option (right to buy)(4)	05/20/04	05/20/12	Common Stock	8333	$52.30	D
Common Stock Option (right to buy)(4)	05/20/05	05/20/12	Common Stock	8333	$52.30	D
Common Stock Option (right to buy)(4)	02/18/04	02/18/13	Common Stock	13334	$32.615	D
Common Stock Option (right to buy)(4)	02/18/05	02/18/13	Common Stock	13333	$32.615	D
Common Stock Option (right to buy)(4)	02/18/06	02/18/13	Common Stock	13333	$32.615	D
Common Stock Option (right to buy)(4)	08/18/03	02/18/13	Common Stock	4048	$32.615	D
Common Stock Award(4)			Common Stock	18000		D
Explanation of Responses: (1) Represents stock units payable automatically in common stock on a one-for-one basis. (2) as of 3/14/03 (3) as of 12/31/02 (4) with tandem tax withholding right
By: /s/ Eileen C. Ratzka (POA) Frederick H. Waddell **Signature of Reporting Person	03/20/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.